FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 11, 2011

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Board resolution to convene the 2011 Annual General Shareholders' Meeting.”, dated March 11, 2011.

2.	Taiwan Stock Exchange filing entitled, “AUO Board of Directors proposed dividend distribution”, dated March 11, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: March 11, 2011	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1.

AU Optronics Corp.
March 11, 2011
English Language Summary

Subject: The Board resolution to convene the 2011 Annual General Shareholders' Meeting.
Regulation: Published pursuant to Article 2-17 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2011/03/11

Content:
1.	Date of the board of directors resolution: 2011/03/11
2.	Date for convening the shareholders' meeting: 2011/06/10
3.	Location for convening the shareholders' meeting:
No. 2, Jhongke Rd., Situn District, Taichung City, Taiwan R.O.C.
(Meeting Room in the Central Taiwan Science Park Administration)
4.	Cause or subjects for convening the meeting:
A. Report items:
(1) To report the business of 2010
(2) Audit Committee's review report
(3) To report the investments in China in 2010
(4) To report the issuance of Euro Convertible Bonds in 2010
(5) To report the completion of improvement plan of guarantee of M.Setek Co., Ltd., the subsidiary of AUO
B. Acceptance items:
(1) To accept 2010 Business Report and Financial Statements
(2) To approve the proposal for distribution of 2010 profits
C. Discussion items:
(1) To approve the revisions to Articles of Incorporation
(2) To approve the proposal of releasing Directors from non-competition restrictions
5.	Book closure starting date: 2011/04/12
6.	Book closure ending date: 2011/06/10
7.	Any other matters that need to be specified:
(1)	The 2011 Submission Period of shareholder proposals pursuant to the ROC Company Law is from April 1, 2011 to April 13, 2011.

(2)
Pursuant to the Company’s Articles Of Incorporation and Section 4.16(b) of Amendment No. 1 and Section 4.17(b) of Amendment No. 1 to the Deposit Agreement between the Company and Citibank, N.A., as Depositary, dated February 15, 2006, any proposal submitted by ADR holders must be received by the Depositary 2 business days prior to the expiration of the Submission Period. Therefore, any proposal submitted by ADR holders must be received by the Depositary between April 1, 2011 to April 11, 2011. For all enquiries, please contact Citibank Shareholder Services at 1-877-CITI-ADR (248-4237).

Item 2.

AU Optronics Corp.
March 11, 2011
English Language Summary

Subject: AUO Board of Directors proposed dividend distribution
Regulation: Published pursuant to Article 2-14 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2011/03/11

Content:
1.     Date of the board of directors resolution:2011/03/11
2.     Type and monetary amount of dividend distribution:
Cash dividends of NT$ 3,530,818,214 (NT$0.4 per share, i.e., NT$400 for every 1,000 shares)
3.     Any other matters that need to be specified:
Proposed employee bonuses of NT$891,461,869 in cash, and remuneration of NT$ 30,116,955 to directors.